FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from January 1, 2015 to January 31, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 13, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

[Translation of Share Buyback Report for the reporting month from January 1, 2015 to January 31, 2015 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on February 13, 2015]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

	as of January 31, 2015
	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (October 28, 2014)		40,000,000	28,000,000,000
(Period of repurchase: from November 13, 2014 to January 16, 2015)
Repurchases during this reporting month (Date of repurchase)	(Date)
	Jan 5	1,151,800	782,570,020
	Jan 6	1,490,000	988,461,180
	Jan 7	1,748,000	1,158,847,180
	Jan 8	982,600	651,154,290
	Jan 9	1,042,000	674,651,750
	Jan 13	2,258,000	1,437,567,930

Total	—	8,672,400	5,693,252,350

Aggregate shares repurchased as of the end of this reporting month		15,198,700	10,192,680,230
Progress of share repurchase (%)		38.0	36.4

	as of January 31, 2015
	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (January 29, 2015)		40,000,000	30,000,000,000
(Period of repurchase: from February 16, 2015 to March 27, 2015)
Repurchases during this reporting month (Date of repurchase)	(Date)	—	—

Total	—	0	0

Aggregate shares repurchased as of the end of this reporting month		0	0
Progress of share repurchase (%)		0.0	0.0

2.	Status of disposition

	as of January 31, 2015
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date)	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date)	—	—

Subtotal	—	—	—

Other (exercise of stock acquisition rights)	(Date)
	Jan 5	12,100	1,052,600
	Jan 6	3,000	894,000
	Jan 7	33,400	330,400
	Jan 8	23,100	23,100
	Jan 14	23,000	5,955,000
	Jan 15	15,200	15,200
	Jan 16	30,500	30,500
	Jan 19	12,100	12,100
	Jan 20	3,500	3,500
	Jan 21	4,000	4,000
	Jan 22	22,400	915,400
	Jan 23	5,600	5,600
	Jan 26	82,700	82,700
	Jan 27	15,000	4,470,000
	Jan 28	26,000	4,783,000
	Jan 29	6,900	303,900
	Jan 30	4,000	1,195,000

Subtotal	—	322,500	20,076,000

Total	—	322,500	20,076,000

3.	Status of shares held in treasury

as of January 31, 2015
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601

Number of shares held in treasury	185,787,397